LIANHE SOWELL INTERNATIONAL GROUP LTD
15TH FLOOR, SANNUO SMART BUILDING
3366 BINHAI AVENUE, YUEHAI STREET
NANSHAN DISTRICT, SHENZHEN
GUANGDONG PROVINCE, CHINA

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 27, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 27, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T00682-S38954

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LIANHE SOWELL INTERNATIONAL GROUP LTD

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, PROPOSAL 5 AND PROPOSAL 6 SET FORTH BELOW.

	For	Against	Abstain
1. **First Share Consolidation -** to approve by ordinary resolution that (1) with effect as of the date of this resolution: (a) the authorised, issued, and outstanding shares of the Company (collectively, the "Shares") be consolidated by consolidating: (i) every 16 Class A Ordinary Shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.0016 each; and (ii) every 16 Class B Ordinary Shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0016 each, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the "First Share Consolidation", together with the Future Share Consolidations, the "Share Consolidations"); (b) as a result of the First Share Consolidation, the authorised share capital of the Company be amended from US$50,000.00 divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares with a par value of US$0.0001 each to US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each; and (c) no fractional Shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the First Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and (2) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the First Share Consolidation, if and when deemed advisable by the Board in its sole discretion.	☐	☐	☐
2. **Share Capital Increase -** to approve by ordinary resolution, subject to and immediately following the First Share Consolidation being approved by shareholders and effected, the Company's authorised share capital be increased from US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each to US$80,000,000 divided into 45,000,000,000 Class A Ordinary Shares with a par value of US$0.0016 each and 5,000,000,000 Class B Ordinary Shares with a par value of US$0.0016 each.	☐	☐	☐
3. **A&R M&A -** to approve by special resolution, subject to and immediately following the First Share Consolidation and the Share Capital Increase being effected, the Company adopting an amended and restated Memorandum and Articles of Association (the "A&R M&A") in the form as set forth in Annex A in substitution for, and to the exclusion of, the Company's existing Memorandum and Articles of Association, to reflect the First Share Consolidation and the Share Capital Increase.	☐	☐	☐
4. **Future Share Consolidation -** to approve by ordinary resolution that:(a) conditional upon the approval of the board of directors of the Company (the "Board") in its sole discretion, with effect as of the date the Board may determine (the "Effective Date"): (i) all of the authorised, issued, and outstanding shares of the Company (collectively, the "Future Shares") be consolidated, at any one time or multiple times during a period of up to two (2) years of the date of the Meeting, at the exact consolidation ratio and effective time as Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the "Future Share Consolidations", and each a "Future Share Consolidation") shall not be less than 2:1 nor greater than 250:1, with such consolidated Future Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Future Shares of such class as set out in the Company's memorandum and articles of association; (ii) no fractional Future Shares be issued in connection with the Future Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Future Share upon the Future Share Consolidation(s), the total number of Future Shares to be received by such shareholder be rounded up to the next whole Future Share; (iii) any change to the Company's authorised share capital in connection with, and as necessary to effect, the Future Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and (b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Future Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.	☐	☐	☐
5. **Future M&A Amendment -** to approve by special resolution that subject to and immediately following a Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company's then existing memorandum and articles of association, to reflect the relevant Future Share Consolidation.	☐	☐	☐
6. **Adjournment -** to approve by ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

T00683-S38954

LIANHE SOWELL INTERNATIONAL GROUP LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON MAY 28, 2026

The undersigned shareholder(s) of Lianhe Sowell International Group Ltd (the "Company") hereby appoint(s) Mr. Yue Zhu as proxy and attorney-in-fact, with power of substitution and revocation, and with all powers that the undersigned would possess if personally present, to vote as designated on the reverse side of this ballot, all of the ordinary shares of the Company that the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:00 p.m. Eastern Time, May 28, 2026, or 10:00 a.m. local time, May 29, 2026 at 15th floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China and any adjournment or postponement thereof.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF YOU RETURN A SIGNED AND DATED PROXY BUT NO DIRECTION IS MADE, YOUR ORDINARY SHARES WILL BE VOTED "FOR" THE PROPOSALS SET FORTH BELOW. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the Extraordinary General Meeting.

Continued and to be signed on reverse side